Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Three and Six Months Ended

June 30, 2012

August 14, 2012

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated August 14, 2012 is intended to supplement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2012 (the “consolidated interim financial statements”). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc. is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), annual MD&A, audited consolidated financial statements, and Management Information Circular, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited and “Hudbay Peru” refers to HudBay Peru Inc., both wholly-owned subsidiaries of Hudbay. “HMI Nickel” refers to HMI Nickel Inc., which was amalgamated into HudBay Minerals Inc. during the third quarter of 2011. “WPCR” refers to the White Pine Copper Refinery Inc., which was sold during the second quarter of 2011. “Zochem” refers to Zochem Inc., which was sold during the fourth quarter of 2011.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, continued production at our 777 and Chisel North mines, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to develop our Lalor, Constancia and Reed projects and the anticipated scope of, cost of and development plans for, these projects, anticipated timing of our projects and events that may affect our projects (including the timing of decisions by our Board of Directors and governmental authorities), anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•             the success of mining, processing, exploration and development activities;

•             the accuracy of geological, mining and metallurgical estimates;

•             the costs of production;

•             the supply and demand for metals we produce;

•             the volatility of commodity prices;

•             the volatility in foreign exchange rates;

•             the supply and availability of concentrate for our processing facilities;

•             the supply and availability of reagents for our concentrators;

•             the availability of third party processing facilities for our concentrate;

•             the supply and availability of all forms of energy and fuels at reasonable prices;

•             the availability of transportation services at reasonable prices;

•             no significant unanticipated operational or technical difficulties;

•             the availability of financing for our exploration and development projects and activities;

•             the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•             the timing and receipt of various regulatory and governmental approvals;

•             the availability of personnel for our exploration, development and production projects and ongoing employee relations;

•             maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project;

•             no significant unanticipated challenges with stakeholders at our various projects;

•             no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•             no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•             the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•             any assumptions related to taxes, including, but not limited to current tax laws and regulations; and

•             no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form, Form 40-F and in this MD&A.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the mining industry technical terms in Schedule A “Glossary of Mining Terms” of our AIF for the fiscal year ended December 31, 2011, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in our Form 40-F filed on EDGAR on April 2, 2012 (File No. 001-34244).

Presentation of Non-IFRS Financial Performance Measures

We use operating cash flow per share and co-product cash costs as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 33 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice-President, South America. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper project in Peru. We also have equity investments in a number of junior exploration companies. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange and the New York Stock Exchange.

HIGHLIGHTS

•             Operating cash flow before change in non-cash working capital was $66.1 million, a $4.3 million increase compared with the same period last year.

•             Constancia copper mine receives Board of Directors approval with full production now expected in the second quarter of 2015.

•             Lalor ventilation shaft complete; initial ore production commenced in August; favourable tax ruling on “new mine” status received.

•             In the second quarter of 2012, we recorded a loss and loss per share of $30.4 million and $0.17, respectively, compared to a loss of $171.9 million and $0.97, respectively, in the second quarter of 2011.

The loss in the second quarter of 2011 included an impairment loss of $212.7 million associated with the Fenix project. The second quarter of 2012 loss was affected by the following significant items which we do not view as part of our core operations:

	Pre-tax (gain) loss ($ millions)	After-tax (gain) loss ($ millions)	Per Share ($/share)

Impairments and mark-to market adjustment related to junior mining investments	$32.7	$32.7	$0.19

Effect of changes in expected applicable Peruvian tax rates	—	5.7	0.03

Constancia Financing costs	4.8	3.4	0.02

Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	—	2.6	0.02

Foreign exchange gains	(6.0)	(4.6)	(0.03)

Adjustments related to zinc inventory write-downs	(1.9)	(1.1)	(0.01)

Impairments of our available-for-sale investments in junior mining companies arose primarily as a result of poor equity market conditions during the second quarter.

We recognized deferred tax expense as a result of changes in our estimates of the rates at which we expect temporary differences to reverse under Peru’s graduated mining tax rates.

Adjustments related to zinc inventory write-downs reflect the expectation of lower zinc plant unit processing costs in the second half of 2012 relative to the first half following completion of the bi-annual maintenance shutdown.

Also affecting earnings in the second quarter of 2012 were provisional pricing adjustments in revenue totalling $14.5 million ($8.8 million after-tax, or $0.05 per share) as a result of the decline in copper, gold and silver prices during the quarter.

Operating cash flow before change in non-cash working capital in the second quarter of 2012 was $66.1 million, a $4.3 million increase compared with the same period last year. Results in the second quarter of 2011 included the drawdown of previously accumulated copper concentrate inventory and higher realized prices compared to the second quarter of 2012. Cash flows in the second quarter of 2012 included a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools related to the New Mine status ruling at our Lalor Mine.

Key Financial and Production Results

Financial Condition ($000s)	Jun. 30, 2012	Dec. 31, 2011
Cash and cash equivalents	710,061	899,077
Working capital	664,283	841,705
Total assets	2,514,815	2,448,820
Equity(1)	1,771,656	1,813,163

		Three Months Ended		Six Months Ended
Financial Performance		Jun. 30	Jun. 30	Jun. 30,	Jun. 30,
($000s except per share and cash cost amounts)		2012	2011	2012	2011

Revenue		189,858	246,823	376,896	424,168
(Loss) profit before tax		(725)	67,368	23,854	101,739
Loss (profit) from continuing operations		(30,440)	41,092	(22,470)	56,962
Basic and diluted loss per share(1)		(0.17)	(0.97)	(0.12)	(0.92)
Loss for the period		(30,440)	(171,878)	(22,470)	(156,791)
Operating cash flow before change in non-cash working capital		66,138	61,826	108,383	103,689
Operating cash flow per share (2)		0.38	0.36	0.63	0.63
Cash cost (on a co-product basis) (2)
Copper	($/pound)	1.50	1.50	1.58	1.26
Zinc	($/pound)	1.12	1.00	1.07	1.00
Gold	($/troy oz)	565	266	565	258
Production (contained metal in concentrate)(3)
Copper	(tonnes)	10,762	11,840	21,506	26,226
Zinc	(tonnes)	20,457	16,881	42,124	36,086
Gold	(troy oz.)	24,593	18,439	47,148	42,802
Silver	(troy oz.)	203,166	180,810	408,516	396,733
Metal Sold
Contained metal in concentrate(4)
Copper (tonnes)		12,886	15,370	23,805	23,807
Gold (troy oz.)		29,333	27,632	48,494	40,583
Silver (troy oz.)		225,017	254,008	397,475	369,572
Refined zinc (tonnes)		23,218	25,481	48,803	50,359

(1)    Attributable to owners of the Company.

(2)    Operating cash flow per share and cash cost (on a co-product basis) are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 33 of this MD&A.

(3)    Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

(4)    Amounts in 2011 also include minimal amounts of copper cathode and anode, which were sold during the first quarter only.

RECENT DEVELOPMENTS

Precious Metal Royalty Stream Transaction with Silver Wheaton

On August 8, 2012 we announced that we entered into a precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”), whereby we will receive aggregate upfront deposit payments of US$750 million against delivery of 100% of payable gold and silver from our 777 mine until the later of the end of 2016 and satisfaction of a completion test at Constancia, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project. US$500 million of the upfront payments will be paid on closing, which is subject to customary conditions and is expected to occur in the third quarter of 2012. The remaining US$250 million will be due in two equal installments once US$500 million and US$1.0 billion, respectively, in capital expenditures have been incurred at Constancia. The stream transaction does not include gold production at Constancia, precious metals production from the Lalor project or the land package in Peru outside of the Constancia and Pampacancha deposits. Along with the upfront payments, for gold and silver delivered to Silver Wheaton,  we will receive the lesser of the market price and US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

Credit Facility

We also announced that we are arranging a US$600 million, four-year credit facility with a syndicate of Canadian and international banks comprising a US$400 million term loan and a US$200 million revolving credit facility that is expected to replace our current revolving credit facility. Completion of the credit facility is subject to completion of syndication and execution of definitive documents.

Semi Annual Dividend Declared

Our Board of Directors has declared a semi-annual dividend of $0.10 per share payable on September 28, 2012 to shareholders of record on September 14, 2012.

DEVELOPMENT AND EXPLORATION UPDATE

Constancia Project Approved

On August 8, 2012, our Board of Directors approved the development and construction of our wholly owned Constancia copper mine in Peru.

Based on the project’s capital cost estimate of US$1.5 billion, construction of the Constancia mine is estimated to generate an unlevered internal rate of return of 14.5% and a net present value of $571 million, assuming a discount rate of 8.0% and long-term copper prices of US$2.75/lb.

The Constancia development schedule contemplates nine quarters of construction, with initial production in late 2014 and full production commencing in the second quarter of 2015. This timeline to completion is shorter than previously forecast and reflects the progress that has been made in the past year at the project in front-end engineering and design, permitting and community relations.

Front-end engineering and design work at Constancia is now complete. The principal beneficiation concession (construction permit) was granted in June 2012 and other required permits are expected in the ordinary course. Site activity to date has included the completion of a 660 bed construction camp, mobilization of the EPCM and civil works contractors and the ongoing construction of homes for the 14 families that are scheduled to be moved from the project site later this year. The remaining 22 families are scheduled to be relocated during 2013. Hydrogeological and geotechnical drilling is continuing and is scheduled to be completed by the end of August 2012.

The project capital cost estimate of US$1.5 billion includes a project contingency of 14.6% of the remaining at-risk project costs, as we have fixed price orders and supplier commitments for approximately US$252 million in project equipment, including grinding mills and mobile equipment, and have spent an additional US$62 million (excluding project equipment spending) of the total estimated capital cost of the project as at June 30, 2012.

We expect the remaining capital spending to occur over the 2012 - 2014 period as follows:

(in $ millions)
Q3-Q4 2012	$391
2013	964
2014	100
Total future capital spending	1,455
Total spent in Q1 and Q2 2012	91
Total	$1,546

We also announced updated reserve and resources estimates for Constancia and Pampacancha, as follows:

Constancia Mineral Reserves - August 8, 2012

Category	M (Tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu Eq(1) (%)
Proven	349	0.37	100	3.29	0.043	0.49
Probable	54	0.24	60	2.98	0.035	0.33
Total	403	0.35	96	3.25	0.042	0.47

Pampacancha Mineral Reserves - August 8, 2012

Proven	10	0.54	170	4.20	0.318	0.87
Probable	37	0.46	140	4.56	0.276	0.76
Total	47	0.48	149	4.49	0.285	0.78

(1) Not accounting for recovery

Constancia Mineral Resources(1) - November 2, 2011

Category	M (Tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu Eq(2) (%)
Measured	119	0.23	62	2.3	0.038	0.31
Indicated	344	0.20	58	2.0	0.034	0.27
Total - Measured and Indicated	463	0.21	59	2.0	0.035	0.28
Inferred	219	0.19	49	1.8	0.032	0.25

Pampacancha Mineral Resources(3) - April 2, 2012

Inferred	4	0.41	103	6.2	0.207	0.67

(1)The Constancia mineral resources reported at a 0.12% copper cut-off

(2) Not accounting for recovery

(3) The Pampacancha mineral resources are reported at a 0.20% copper cut-off

For additional information on our Constancia project reserves and resources, please refer to our press release dated August 8, 2012 entitled “Hudbay Begins Construction of Constancia Copper Mine in Peru and Announces Precious Metals Stream Transaction” available on SEDAR at www.sedar.com.

Lalor Starting Production

Our Board of Directors previously approved $704 million in capital spending to construct our wholly-owned Lalor project near Snow Lake, Manitoba. We have spent approximately $277 million on the project to June 30, 2012 and have entered into an additional $91.4 million in commitments for the project. Costs remain on budget.

We expect the remaining capital spending on the project to occur over the 2012 - 2014 period as follows:

(in $ millions)
Q3-Q4 2012	$76
2013	200
2014	151
Total future capital spending	427
Total spent in 2010/2011	206
Total spent in Q1 and Q2 2012	71
Total(1)	$704

(1)         The total project budget does not reflect income tax credits associated with new mine status for income tax purposes which will be netted against capitalized assets.

During the second quarter of 2012, we completed the main ventilation shaft sinking. We now have air flow on the 810 and 840 metre level breakthroughs. With the ventilation shaft complete, we are able to hoist up to 1,500 tonnes of ore and waste per day. The ore will be processed at the nearby Snow Lake concentrator until completion of the production shaft and new concentrator expected in late 2014. The first full year of production from the production shaft is expected in 2015.

As a result of a positive tax ruling from the Canada Revenue Agency with respect to the “New Mine” status for the Lalor project, income tax credits (“ITCs”) were recorded of $14.4 million for the six months ended June 30, 2012, of which $10.1 million was netted against capitalized Lalor project expenditures and the remaining was booked as a recovery of exploration expenses in the income statement in addition to a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools. Based on the “New Mine” status ruling, we expect additional ITCs of approximately $11.9 million related to Lalor project costs as well as accelerated depreciation. We expect the combination of ITCs and accelerated depreciation to result in approximately $20.0 million in lower taxes payable and higher taxes receivable between 2012 and 2014 in addition to the increase in taxes receivable recorded in the second quarter of 2012 of $32.6 million. The reduction in net taxes payable as a result of accelerated depreciation between 2012 and 2014 and the ITCs claimed will result in higher taxes payable in later periods and the estimated overall income and mining tax benefit of the new mine status not taking into account the time value of money will be approximately $27.3 million.(1)

(1)The estimates in the above paragraph are based on certain assumptions regarding the income tax classification of forecasted project costs as well as their qualification for the ITC and forecasted taxable income in the future. The actual ITC received and reduced net cash taxes payable could be different once actual project costs are analyzed in detail and as deviations between forecasts and actual are realized.

Basic engineering for the new concentrator is 80% complete. We have placed orders for the surface crusher and the SAG and ball mills. Site geotechnical work is complete, and we are finalizing the final site levelling required for the concentrator footprint. The production shaft is currently sunk to the 200 metre level and is 20% complete relative to its planned depth of 985 metres. All other surface infrastructure is essentially complete and underground development is well advanced. The installation of a new copper circuit at the Snow Lake concentrator to facilitate processing of Lalor ore is currently underway and commissioning is planned for September 2012.

We have completed the access ramp from the Chisel North mine to Lalor. During the second quarter, underground development and construction work has been ongoing on the 795, 810, 825 and 840 metre levels.

Reed Copper Project Development Progressing on Schedule

During the second quarter, our focus for our 70% owned Reed copper project in Manitoba was preparation of the site for portal development. The project is on schedule and we commenced the trench excavation in June 2012. We have also completed the site leveling for the mechanical shop, warehouse office, changehouse and parking lot pads, as well as camp expansions to accommodate the workforce for the development stage of the project. Materials and equipment from the Trout Lake mine have begun arriving at site, and we have ordered new mobile equipment and compressors for delivery in the third quarter of 2012. We also issued tenders for the mechanical shop and warehouse.

We expect the remaining capital spending to occur over the 2012 - 2014 period as follows:

(in $ millions)
Q3-Q4 2012	$24
2013	39
2014	3
Total future capital spending	66
Total spent in Q1 and Q2 2012	6
Total	$72

We expect initial production at the Reed copper project by the fourth quarter of 2013 and anticipate to ramp-up to full production of approximately 1,300 tonnes per day by the first quarter of 2014.

Exploration Update

	Six months ended		Annual
	Jun. 30, 2012	Jun 30, 2011	2012
($ millions)(1)	Actual	Actual	Guidance
Manitoba	10	20	31
South America	8	4	13
Other North America	6	6	10
Total exploration expenditures	24	30	54
Capitalized spending	(1)	(7)	(5)
Total exploration expense	23	23	49

(1)Amounts are net of investment tax credits where applicable.

In keeping with our refocused exploration budget and strategy, we have decided to suspend our development activities at the Back Forty project in northern Michigan, for which we are the project operator under a joint venture agreement with Aquila Resources Inc. (“Aquila”). We have also advised Aquila that we are terminating our exploration alliance. Aquila will maintain its 100% interest in the four exploration alliance properties currently under evaluation, subject to our back in right in respect of one property.

OPERATIONS REVIEW

Health and Safety

For the three months ended June 30, 2012, we experienced a lost time accident frequency of 0.3 per 200,000 hours worked (including contractors) compared to 0.3 per 200,000 hours worked in the same period in 2011. Year-to-date, we recorded a lost time accident frequency of 0.4 compared to 0.1 in 2011.

Operating Mines

		Three Months Ended		Six Months Ended
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Guidance
Mines		2012	2011	2012	2011	Annual 2012
777
Ore	tonnes	384,614	376,176	774,135	742,827	1,553,000
Copper	%	2.57	2.98	2.46	3.15	2.30
Zinc	%	4.20	3.61	4.35	3.57	4.30
Gold	g/tonne	2.43	1.94	2.26	2.19	1.90
Silver	g/tonne	26.87	22.86	26.06	24.31	28.00
Trout Lake
Ore	tonnes	118,776	132,213	247,867	257,117	230,000
Copper	%	2.12	2.05	2.03	2.22	1.80
Zinc	%	3.84	2.88	3.65	3.59	2.30
Gold	g/tonne	2.27	0.92	2.23	1.10	1.50
Silver	g/tonne	14.30	10.70	13.65	11.86	7.10
Chisel North Zinc Ore
Ore	tonnes	50,000	55,130	96,379	107,647	108,000
Zinc	%	8.48	5.98	8.47	6.75	7.10
Chisel North Copper Ore
Ore	tonnes	17,365	13,952	36,516	28,567	57,000
Copper	%	1.62	1.44	1.59	1.57	1.60
Zinc	%	2.88	4.03	2.69	2.57	0.90
Gold	g/tonne	3.30	4.09	2.57	2.61	2.10
Silver	g/tonne	32.77	30.47	25.95	25.58	20.60
Total Mines
Ore	tonnes	570,755	577,471	1,154,897	1,136,158	—
Copper	%	2.24	2.46	2.15	2.62	—
Zinc	%	4.46	3.68	4.49	3.85	—
Gold	g/tonne	2.26	1.64	2.13	1.82	—
Silver	g/tonne	25.74	21.04	24.41	21.77	—

		Three Months Ended		Six Months Ended		Guidance
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Annual
Unit Operating Costs		2012	2011	2012	2011	2012
Mines
777	$/tonne	37.47	33.49	40.00	36.01	38-42
Trout Lake	$/tonne	46.43	82.37	56.15	93.03	60-74
Chisel North	$/tonne	100.64	86.67	103.52	85.85	93-114
Total Mines	$/tonne	46.79	51.04	50.78	54.89

777 Mine

Ore production at our 777 mine for the second quarter of 2012 was 2% higher, compared to the same period in 2011, due to favourable production rates from stopes with good fragmentation of ore and better equipment availability. Copper grades in the second quarter of 2012, compared with the grades in the same period in 2011, was lower by 14% while zinc, gold and silver grades were higher in the second quarter of 2012 by 16%, 25%, and 18%, respectively, due to the particular stopes sequenced and mined. Operating costs per tonne of ore in the second quarter of 2012 were 12% higher, compared to the same period in 2011, primarily due to additional ground support requirements and the timing of maintenance.

Year-to-date ore production increased 4% in 2012, compared to the same period in 2011, also due to productive stopes. Compared with the grades recovered year-to-date in 2011, in 2012 copper was lower by 22% while zinc, gold and silver grades were higher by 22%, 3% and 7%, respectively, due to the particular stopes sequenced and mined. Year-to-date operating costs were 11% higher, compared to the same period in 2011, primarily due to scheduled annual increases in labour costs, additional ground support requirements in the first half of 2012 and the timing of maintenance. Full year copper and gold grades are expected to be moderately higher than previous guidance, based on production to date in 2012.

Trout Lake Mine

We closed our Trout Lake mine on June 29, 2012 after more than 30 years of operations. Ore production at Trout Lake for the second quarter of 2012 was 10% lower, compared to the same quarter in 2011 due to the closing of the mine.Zinc, copper, gold and silver grades were 33%, 3%, 147% and 34% higher, respectively, compared to the second quarter in 2011. We achieved excellent recoveries in the pillars through blasting and stemming practices. Operating costs per tonne of ore were 44% lower in the second quarter of 2012, compared to the second quarter of 2011, as development costs were lower, we needed less ground control work, used fewer consumables and transitioned fixed cost labour resources to the 777 North Project and 777 Mine.

Year-to-date ore production at Trout Lake decreased by 4% compared to year-to-date 2011. In addition, copper grades were 9% lower, zinc grades 2% higher, gold grades 103% higher and silver grades 15% higher in 2012, compared to the same period in 2011. Operating costs per tonne of ore mined were 40% lower in the first half of 2012, compared to the same period in 2011 for the same reasons as those described above for the second quarter.

Chisel North Mine

Total ore production at Chisel North for the second quarter of 2012 was 2% lower than the second quarter in 2011 due to the mining method used to extract ore from the pillars. Operating costs per tonne of ore for the second quarter of 2012 were 16% higher, compared to the same quarter in 2011, as development costs are no longer being capitalized.

Ore production at Chisel North for year-to-date 2012 was 2% lower, compared to year-to-date 2011 due to timing of the extraction of the pillars. Year-to-date 2012 zinc ore grades have been 25% higher than in 2011 due to excellent recoveries from the pillars mined in 2012. Operating cost per tonne year-to-date 2012 were 21% higher than in 2011 as development costs are no longer being capitalized.

Production at the Chisel North mine is expected to end in the third quarter of 2012.

Concentrators

		Three Months Ended		Six Months Ended		Guidance
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Annual
Concentrators		2012	2011	2012	2011	2012
Flin Flon Concentrator
Ore	tonnes	480,841	483,536	998,764	980,810	1,840,000
Copper	%	2.40	2.60	2.32	2.85	—
Zinc	%	4.06	3.36	4.10	3.53	—
Gold	g/tonne	2.40	1.68	2.26	1.92	—
Silver	g/tonne	23.62	19.72	22.77	21.12	—
Copper concentrate	tonnes	46,329	47,199	90,811	105,515	—
Concentrate grade	% Cu	23.23	25.08	23.68	24.86	—
Zinc concentrate	tonnes	31,984	26,618	66,693	56,737	—
Concentrate grade	% Zn	51.46	51.24	51.19	51.04	—
Copper recovery	%	93.3	94.0	92.7	93.7	93
Zinc recovery	%	84.2	84.1	83.4	83.6	85
Gold recovery	%	66.2	70.6	64.9	70.9	70
Silver recovery	%	55.6	59.0	55.9	59.6	—
Snow Lake Concentrator
Ore	tonnes	48,472	55,384	96,351	108,667	190,000
Zinc	%	8.51	6.15	8.54	6.86	—
Zinc concentrate	tonnes	7,703	6,485	15,585	14,065	—
Concentrate grade	% Zn	51.88	50.00	51.25	50.68	—
Zinc recovery	%	96.9	95.2	97.1	95.7	95

		Three Months Ended		Six Months Ended		Guidance
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Annual
Unit Operating Costs		2012	2011	2012	2011	2012

Concentrators
Flin Flon	$/tonne	12.54	14.15	12.78	13.85	12-15
Snow Lake	$/tonne	30.55	22.39	33.26	25.29	32-37

		Three Months Ended		Six Months Ended
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Guidance
		2012	2011	2012	2011	Annual 2012
Manitoba contained metal in concentrate
Copper	tonnes	10,762	11,840	21,506	26,226	35,000-40,000
Zinc	tonnes	20,457	16,881	42,124	36,086	70,000-85,000
Gold	troy oz.	24,593	18,439	47,148	42,802	—
Silver	troy oz.	203,166	180,810	408,516	396,733	—

Precious metals(1)	troy oz.	27,891	22,669	54,656	52,415	85,000-105,000

(1)        Precious metals include gold and silver production. For precious metal production, silver is converted to gold at the average gold and silver realized sales prices during the period. For the precious metal guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the second quarter of 2012, ore processed remained fairly consistent with the same period in 2011. Recovery of copper and zinc to concentrate was consistent with the same period in 2011, while gold and silver recoveries were 6% lower due to supply constraints of collection reagents. Operating cost per tonne of ore processed in the second quarter of 2012 decreased by 11%, largely due to the timing of maintenance expenditures in the second quarter of 2011.

Year-to-date 2012, ore processed was 2% higher than 2011 levels. Recoveries of copper and zinc to concentrate in 2012 were similar to 2011 recoveries. Recoveries of gold and silver were 8% and 6% lower, respectively, compared to the year-to-date period in 2011. Operating costs per tonne of ore processed in 2012 were 8% lower than 2011, primarily related to the increase of ore through the Flin Flon concentrator as well as a reduction of operating expenditures related to improvement initiatives.

Snow Lake Concentrator

During the second quarter of 2012, the concentrator treated 12% fewer tonnes of zinc than in the second quarter of 2011, at a grade 38% higher and a recovery similar to the second quarter of 2011. Operating costs for the second quarter increased 36% from the same period in 2011, consistent with our expectations due to lower production and transitional work to process Lalor ore in the future. We are incurring additional manpower and costs related to training in 2012 to prepare for increased concentrator throughput in 2013.

Year-to-date ore processed was 11% lower in 2012 than in 2011 mainly as a result of the depletion of the Chisel North ore body. The year-to-date 2012 zinc ore head grades were higher by 24%, and zinc recovery to concentrate was essentially unchanged compared to 2011. The 2012 year-to-date operating costs of ore processed were 32% higher than for 2011 due to reduced ore throughput and the timing of maintenance work.

The rate of overall contained metal in concentrate production in the second half of 2012 is expected to be lower than in the first half of 2012, due to the closure of the Trout Lake mine.

Metallurgical Facilities

		Three Months Ended		Six Months Ended		Guidance
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Annual
Zinc Production		2012	2011	2012	2011	2012
Zinc Concentrate Treated
Domestic	tonnes	29,922	35,955	68,652	79,761	164,000
Purchased	tonnes	11,301	17,298	19,299	29,337	56,000
Total	tonnes	41,223	53,253	87,951	109,098	220,000
Refined Metal Produced
Domestic	tonnes	14,619	17,329	32,806	37,149	—
Purchased	tonnes	5,737	8,685	9,576	14,624	—
Total	tonnes	20,356	26,014	42,382	51,773	—

		Three Months Ended		Six Months Ended		Guidance
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Annual
Unit Operating Costs		2012	2011	2012	2011	2012
Zinc Plant	$/lb. Zn	0.42	0.34	0.42	0.35	0.32-0.37

Zinc Plant

Production of cast zinc in the second quarter of 2012 was 22% lower than the same quarter in 2011, primarily as a result of the 2012 biennial shutdown. Operating costs per pound of zinc metal produced were 24% higher during the second quarter of 2012, compared to the same period in 2011, as a result of the reduced unit volume.

For year-to-date 2012, production was 18% lower than in 2011, resulting from the scheduled biennial shutdown. Year-to-date operating costs per pound were 20% higher than in 2011 as a result of reduced metal production stemming from biennial shutdown.

Due to the timing of purchased concentrate deliveries, volumes of zinc concentrate treated at the zinc plant are expected to be approximately 10% lower than initial 2012 guidance, although the difference is expected to be available at the end of 2012 as concentrate inventory available for processing in 2013. This change is not expected to materially affect net earnings or operating cash flow.

Metal Sold

		Three Months Ended		Six Months Ended
		Jun. 30	Jun. 30	Jun. 30	Jun. 30
		2012	2011	2012	2011(1)
Contained metal in concentrate
Copper	tonnes	12,886	15,370	23,805	23,807
Gold	troy oz.	29,333	27,632	48,494	40,583
Silver	troy oz.	225,017	254,008	397,475	369,572
Refined zinc	tonnes	23,218	25,481	48,803	50,359

(1)         Amounts in 2011 also include minimal amounts of copper cathode and anode which were sold during the first quarter only.

FINANCIAL REVIEW

Financial Results

In the second quarter of 2012, we recorded a loss of $30.4 million compared to a loss of $171.9 million for the second quarter of 2011. Year-to-date, we recorded a loss of $22.5 million compared to a loss of $156.8 million in the same period in 2011.

Significant variances affecting our results, compared to the same periods in 2011, are as follows:

	Three Months Ended	Six Months Ended
(in $ millions)	Jun. 30, 2012	Jun. 30, 2012

Increase (decrease) in components of profit or loss:
Revenues	(57.0)	(47.3)
Cost of sales
Depreciation and amortization	5.7	11.3
Mine operating costs	9.9	(7.7)
Selling and administrative expenses	1.9	4.1
Exploration and evaluation	2.2	(0.9)
Other operating income	(1.9)	(2.0)
Other operating expenses	(0.5)	0.4
Finance income	—	(0.3)
Finance expenses	(4.8)	(4.8)
Other finance losses	(23.6)	(30.8)
Tax	(3.4)	(1.5)
Decrease in loss from continuing operations compared to the same period in 2011	(71.5)	(79.5)
Change in loss from discontinued operations	213.0	213.8
Decrease in loss for the period	141.5	134.3

The amount of the loss for the second quarter of 2012 decreased, compared to the same period in 2011, primarily due to the $213.0 million loss from discontinued operations that we recorded in the second quarter of 2011 related to the Fenix project, which we sold during the third quarter of 2011. We recorded a loss from continuing operations in the second quarter of 2012 compared to a profit from continuing operations in the same period in 2011, primarily because we recognized an impairment loss of $31.0 million on our available-for-sale investments in junior mining companies. In addition, revenue was lower by $57.0 million as a result of lower sales volumes and lower commodity prices.  This was partially offset by a decrease in cost of sales of $15.6 million, compared to the same period last year.

The amount of the year-to-date loss decreased by $134.3 million, compared to the same period in 2011, primarily as a result of the loss from discontinued operations of $213.8 million recorded in 2011. The results from continuing operations changed from profit in 2011 to loss in 2012. This is primarily a result of lower revenues of $47.3 million, and an increase in other finance losses of $30.8 million mainly related to impairment losses on available-for-sale investments. This was partially offset by lower cost of sales and lower selling and administrative expenses.

Revenue decreased in the second quarter of 2012

Total revenue for the second quarter of 2012 was $189.9 million; $57.0 million lower than the same quarter in 2011. Year-to-date revenue was $376.9 million, $47.3 million lower than the same period in 2011. This increase is due to the following variances:

(in $ millions)	Three Months Ended Jun. 30, 2012	Six Months Ended Jun. 30 2012

Metal prices(1)
Lower copper prices	(32.3)	(31.7)
Lower zinc prices	(6.3)	(13.0)
Higher gold prices	0.5	6.0

Sales volumes
Lower copper sales volumes	(17.9)	—
Lower zinc sales volumes	(4.9)	(3.4)
Higher gold sales volumes	2.7	13.0

Other
Favourable movement in foreign exchange rates	10.8	11.9
Sales in 2011 of copper bearing material recovered from copper smelter and WPCR after closure	(1.9)	(16.5)
Other volume and pricing differences, including loss of premiums on zinc oxide sales after sale of Zochem in 2011	(11.7)	(16.1)
Effect of lower treatment & refining charges	4.0	2.5
Decrease in net revenues in 2012 compared to 2011	(57.0)	(47.3)

(1) See discussion below for further information regarding metal prices.

Our revenue by significant product type is summarized below:

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
(in $ millions)	2012	2011	2012	2011
Copper	93.0	137.1	189.7	215.1
Zinc	49.6	40.4	105.9	82.1
Gold	45.9	41.0	79.4	58.7
Silver	5.7	8.8	11.9	13.0
Zinc Oxide(1)	—	25.7	—	50.5
Other	1.9	4.1	3.2	20.5
Gross revenue	196.1	257.1	390.1	439.9
Less: treatment and refining charges	(6.2)	(10.2)	(13.2)	(15.7)
Revenue	189.9	246.9	376.9	424.2

(1) As results of our sale of Zochem during the fourth quarter of 2011, we do not have zinc oxide sales in 2012.

Our realized prices for the second quarter of 2012 and 2011 are summarized below:

			Realized prices(1) for quarter ended			Realized prices(1) for six months ended
		LME Q2	Jun. 30	Jun. 30	LME YTD	Jun. 30	Jun. 30
		2012(2)	2012	2011	2012 (2)	2012	2011

Prices in US$
Copper	US$/lb.	3.57	3.24	4.17	3.67	3.60	4.20
Zinc(3)	US$/lb.	0.87	0.97	1.08	0.90	0.98	1.10
Gold	US$/troy oz.	1,611	1,542	1,528	1,651	1,623	1,482
Silver	US$/troy oz.	29.42	25.03	35.75	31.02	29.83	35.91

Prices in C$
Copper	C$/lb.	3.60	3.27	4.05	3.69	3.62	4.10
Zinc(3)	C$/lb.	0.88	0.98	1.04	0.90	0.98	1.07
Gold	C$/troy oz.	1,627	1,565	1,483	1,660	1,637	1,447
Silver	C$/troy oz.	29.70	25.35	34.71	31.18	30.17	35.06
Exchange rate	US$1 to C$		1.01	0.97		1.01	0.98

(1)         Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices for copper in 2011 reflect an average of prices realized for copper cathode and spent anode sales and sales of contained copper in concentrate. Realized prices for gold and silver in 2011 reflect an average of prices realized for precious metal slimes and spent anode sales and sales of contained gold and silver in concentrate.

(2)         LME average for copper, zinc and gold prices. London Spot US equivalent for silver prices.

(3)         Zinc revenues include unrealized gains and losses related to forward zinc purchase contracts that are not included in the above realized prices. For the quarter, the unrealized components of these derivatives resulted in a gain of US$0.003/lb. for zinc.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and transfer of risk and title with customers.

Outlook (Refer above to the Forward-Looking Information section on page 2 of this MD&A)

Revenues will continue to be affected by the volume of domestic contained metal production, purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. We expect domestic metal production and purchased zinc concentrates to be moderately lower in 2012 than 2011, and average market prices for copper and zinc in 2012 to date have been somewhat lower than average prices in 2011. Revenues in 2012 are also not expected to benefit from a significant drawdown of excess copper concentrate inventory, which contributed to 2011 revenues.

Cost of sales decreased in the second quarter of 2012

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
($000s)	2012	2011	2012	2011
Non-IFRS detailed cost of sales(1)

Mines
777	14,413	12,599	30,965	26,750
Trout Lake	5,515	10,890	13,918	23,919
Chisel North	6,779	5,987	13,758	11,694

Concentrators
Flin Flon	6,028	6,843	12,764	13,581
Snow Lake	1,481	1,240	3,204	2,748

Metallurgical plants
Zinc plant	18,751	19,675	38,836	40,283
Zochem	—	5,356	—	11,290

Other
Services and site administration	16,672	14,196	37,373	27,060
Purchased concentrate (before inventory changes)	14,408	19,754	23,837	27,285
Manitoba employee profit sharing	6,607	6,254	10,338	8,736
Net profits interest	3,606	4,586	8,594	10,433
Distribution	12,675	11,454	22,967	19,065
Other	1,432	615	1,544	747
Changes in domestic inventory	9,676	6,615	9,030	(2,656)
Depreciation and amortization	21,278	27,008	40,113	51,458
Adjustments related to zinc Inventory write-downs	(1,863)	—	1,505	—
Cost of sales, per financial statements	137,458	153,072	268,746	272,393

(1)         Detailed cost of sales is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information please see page 33 of this MD&A.

Total cost of sales for the second quarter of 2012 was $137.5 million, reflecting a decrease of $15.6 million from the second quarter of 2011, due mainly to reduced sales volumes. Costs decreased at our Trout Lake mine by $5.4 million mainly due to lower levels of development and production as a result of the planned closure. As a result of our sale of Zochem in the fourth quarter of 2011, we no longer incur costs to convert zinc to zinc oxide. Purchase concentrate expenses decreased by approximately $5.3 million due to changes in market prices. In addition, depreciation and amortization expenses were $5.7 million lower than the same period in 2011 as a result of lower sales volumes and lower amortization costs primarily for Trout Lake and Chisel North. This was partially offset by a $2.5 million increase in service and site administration costs primarily as a result of higher past service pension costs associated with the new collective bargaining agreements.

The cost of sales for the year-to-date 2012 was $268.7 million, reflecting a decrease of $3.6 million from the same period in 2011. This was mainly a result of a decrease in costs of $10.0 million at our Trout Lake mine as a result of lower activity levels as the mine approached closure and the sale of Zochem which reduced our year-to-date costs by $11.3 million. In addition we recognized lower depreciation and amortization expense in the period as operations at our Trout Lake and Chisel mines have been extended past their original planned closure dates, therefore reducing per tonne amortization. This was partially offset by a $10.3 million increase in service and administration costs, including approximately $8.0 million of past service pension costs associated with new collective agreements. In addition, there was an increase in the change of domestic inventory as a result of sales volumes in excess of production for the period.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 13.

For the second quarter of 2012, other significant variances in expenses, compared to the same period in 2011, include the following:

•             Selling and administrative expenses decreased by $1.9 million compared to the same period in 2011. The decrease was primarily due to mark-to-market adjustments on restricted and deferred share units, which were driven by lower share prices compared to the same period in 2011 and a reduction in share-based payment expense resulting from fewer unvested stock options and lower stock option expense as no new stock options are being issued.

•             Exploration and evaluation expenses decreased by $2.2 million, compared to the same period in 2011, due to a $4.3 million reduction to recorded exploration expenditures as a result of the “New Mine” status for income tax purposes received for the Lalor project. This is partially offset by higher exploration activities mainly in our South America and Manitoba business units.

•             Other operating income decreased by $1.9 million to $0.3 million for the second quarter of 2012, compared to the same period in 2011, when we recognized a gain on the sale of White Pine Copper Refinery (“WPCR”).

•             Finance expenses increased by $4.8 million to $6.7 million in the second quarter of 2012, compared to the same period in 2011, due to financing fees associated with efforts to arrange financing for the Constancia project.

•             Other finance losses increased by $23.6 million, compared to the same period in 2011, primarily a result of:

•             Impairment losses of $31.0 million recognized on available-for-sale investments in junior mining companies primarily due to poor market conditions, compared to impairment losses of $1.4 million in the second quarter of 2011;

•             Mark-to-market losses of $1.7 million on our portfolio of warrants to purchase shares in junior mining companies, compared to mark-to-market losses of $0.7 million in the second quarter of 2011; and

•             Foreign exchange gains of $6.0 million compared to foreign exchange losses of $1.3 million in the second quarter of 2011. The Canadian dollar weakened against the US dollar in both quarters, but the weakening was more significant in the second quarter of 2012.

For year-to-date 2012, other significant variances in expenses from operations, compared to the same period 2011 include the following:

•             Selling and administrative expenses decreased by $4.1 million, totaling $18.1 million year-to-date 2012. The decrease was mainly due to a reduction in share-based payment expense resulting from fewer unvested stock options and lower mark-to-market adjustments on restricted share units, which were driven by lower share prices, compared to the same period in 2011, as well as a lower stock option expense as no new stock options are being issued.

•             Exploration and evaluation expenses increased by $0.9 million to $23.4 million year-to-date in 2012 mainly due to exploration activities in our South America and Manitoba business units. This is partially offset by a $4.3 million reduction to recorded exploration expenditures as a result of the “New Mine” status for income tax purposes received for Lalor project.

•             Other operating income decreased by $2.0 million mainly as a result of a gain recognized on our sale of WPCR during the second quarter of 2011.

•             Finance expenses increased by $4.8 million which related to financing fees associated with efforts to arrange financing for the Constancia project.

•             Other finance losses increased by $30.8 million mainly as a result of:

•             Impairment losses of $33.6 million recognized on available-for-sale investments in junior mining companies primarily due to poor market conditions, compared to impairment losses of $1.4 million in the same period of 2011;

•             Mark-to-market losses of $1.7 million on our portfolio of warrants to purchase shares in junior mining companies, compared to mark-to-market gains of $1.2 million in the same period of 2011;

•             Recognition of an impairment on non-trade receivables of $2.7 million during the first quarter of 2012; and

•             Foreign exchange gains of $3.5 million from weakening in the Canadian dollar against the US dollar, compared to foreign exchange losses of $3.7 million in the same period of 2011 from strengthening of the Canadian dollar against the US dollar.

Tax Expense

Year-to-date 2012, tax expense increased by $1.5 million. compared to the same period in 2011.

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
	2012	2011	2012	2011
	($000s)
Non-cash - income tax expense (1)	31,322	(3,325)	39,219	240
Non-cash - mining tax expense (1)	8,023	253	8,027	704
Total non-cash tax expense	39,345	(3,072)	47,246	944
Estimated current taxes payable - income tax	(18,328)	16,185	(16,095)	23,570
Estimated current taxes payable - mining tax	8,698	13,163	15,173	20,263
Total estimated current taxes payable	(9,630)	29,348	(922)	43,833
Tax expense	29,715	26,276	46,324	44,777

(1)                                 Non-cash tax expenses represent our draw-down/increase of non-cash future income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on profit before tax for year-to-date 2012 was approximately 96.9% (year-to-date 2011 - 23.4%). Applying the statutory income tax rate of 26.6% to our profit before taxes of $23.9 million would have resulted in a tax expense of approximately $6.4 million; however we recorded an income tax expense of $23.1 million (year-to-date 2011 - $23.8 million). The significant items causing our effective income tax rate to be different than the 26.6% statutory income tax rate include:

•             Certain of our foreign operations recorded losses of $10.5 million (year-to-date 2011 - $5.1 million). These losses cause deductible temporary differences. We have determined that we are not more likely than not to realize the benefit related to these deductible temporary differences; accordingly we have not recorded a related deferred tax asset.

•             Impairment loss of $33.6 million that was recorded to recognize impairments on available-for-sale investments in junior mining companies due to poor market conditions. These losses cause deductible temporary differences which can result in a deferred tax asset being recognized to the extent of any Canadian accrued gains based on the projected applicable capital gains tax rate of 12.5%. We have not recorded a related deferred tax asset for these deductible temporary differences as there are no Canadian accrued gains on account of capital.

•             Increase to our valuation allowance with respect to increases in our temporary differences realized in 2012 year-to-date of $7.8 million (year-to-date 2011 - $4.8 million) that relate to obligations associated with mine closure.

•             Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant and equipment. We recognized a deferred tax expense of $1.7 million related to the increase in the property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined we are not more likely than not to realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 17.0% to our profit before taxes for the period of $23.9 million would have resulted in a tax expense of approximately $4.1 million; however, we recorded a mining tax expense of $23.2 million (year-to-date 2011 - $21.0 million). Year-to-date, our effective rate for mining taxes was approximately 97.1% (year-to-date 2011 - 20.6%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on net profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 17.0%.

Peru

In 2011, the Peruvian government enacted new mining tax (the “Special Mining Tax”) that is imposed on the mining sector in parallel with the existing royalty regime, which in turn was amended in order to be applied on companies’ operating mining income, rather than sales (the “Modified Royalty”). Both the Special Mining Tax and the Modified Royalty are applied on operating mining income based on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. We have recorded a deferred tax liability at the tax rate we expect to apply when temporary differences reverse. Based on revised financial forecasts, we have updated our recorded deferred tax liability as at June 30, 2012 at the tax rate we expect to apply when temporary differences reverse, resulting in a deferred tax expense of $5.7 million (second quarter of 2011 — nil)

FINANCIAL CONDITION

Financial Condition

Financial Condition as at June 30, 2012 compared to December 31, 2011

Cash and cash equivalents decreased by $189.0 million from December 31, 2011 to $710.1 million as at June 30, 2012. This decrease in cash and cash equivalents was mainly driven by $175.8 million in capital expenditures primarily relating to our Lalor and Constancia projects, $54.1 million of cash taxes paid and $17.2 million of dividend payments, offset by operating cash flow. We hold our cash and cash equivalents in low-risk, liquid investments with major Canadian financial institutions.

Working capital decreased by $177.4 million to $664.3 million from December 31, 2011 to June 30, 2012. In addition to the lower cash and cash equivalents position:

•            Receivables increased by $14.6 million, due to timing of shipments;

•             Inventory decreased by $11.1 million due to the drawdown of copper concentrate inventory;

•             Taxes receivable, net of taxes payable, increased by $72.4 million as a result of timing of payments and as a result of the “New Mine” status granted for Lalor for income tax purposes which resulted in the recognition of additional ITCs in the tax receivable balance and reduced taxes owing from prior years as a result of accelerated depreciation of prior year tax pools.

•             The current portion of other financial liabilities increased by $38.9 million primarily as a result of the Peru community agreements described below;

•             Other current liabilities increased by $2.4 million mainly due to increases in pension and the current portion of restricted share units; and

•             Assets and associated liabilities held for sale increased by $5.5 million and $21.0 million respectively, as a result of our classification of Balmat as assets held for sale. See note 5 of the consolidated interim financial statements for more information.

In March 2012, we entered into two agreements with communities near the Constancia project in Peru pursuant to which we acquired rights to extract minerals over the useful life of the Constancia project, defined to be a minimum of fifteen years. We recognized a liability of $63.9 million and recognized a corresponding asset, which has been presented in capital works in progress within property, plant and equipment, together with capitalized costs of the Constancia project. In June 2012, we entered into an additional agreement with one of the communities near the Constancia project, which allows us to carry out exploration and evaluation activities in the area for a minimum period of three years. We recognized the liability of $2.3 million and recognized a corresponding exploration and evaluation expense.

Cash Flows

The following table summarizes our cash flows for the three and six months ended June 30, 2012 and June 30, 2011.

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
($000s)	2012	2011	2012	2011
Loss for the period	(30,440)	(171,878)	(22,470)	(156,791)
Loss from discontinued operations	—	(212,970)	—	(213,753)
(Loss) profit from continuing operations	(30,440)	41,092	(22,470)	56,962
Tax expense	29,715	26,276	46,324	44,777
Items not affecting cash	89,432	12,163	138,658	72,864
Operating cash flows of discontinued operations	—	(68)	—	(423)
Taxes paid	(22,569)	(17,637)	(54,129)	(70,491)
Operating cash flows before change in non-cash working capital	66,138	61,826	108,383	103,689
Change in non-cash working capital	(24,942)	20,174	(95,460)	(29,033)
Cash generated by operating activities	41,196	82,000	12,923	74,656
Cash used in investing activities	(101,948)	(34,543)	(186,726)	(208,834)
Cash generated by (used in) financing activities	40	37	(17,077)	(17,327)
Effect of movement in exchange rates on cash and cash equivalents	69	(1,115)	1,864	(2,478)
(Decrease) increase in cash and cash equivalents	(60,643)	46,379	(189,016)	(153,983)

Cash Flow from Operating Activities

Operating cash flow before change in non cash working capital was $66.1 million, a $4.3 million increase compared with the same period last year. Results in the second quarter of 2011 included the drawdown of previously accumulated copper concentrate inventory and higher realized prices compared to the second quarter of 2012. Cash flows in the second quarter of 2012 included a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools related to the New Mine status ruling at our Lalor mine. Year-to-date 2012 operating cash flows before change in non-cash working capital were $108.4 million, reflecting an increase of $4.7 million from the same period in 2011 for the same reasons as above.

Cash Flow from Investing and Financing Activities

During the second quarter of 2012, our investing and financing activities utilized cash of $101.9 million, driven primarily by capital expenditures of $97.3 million at our various projects and Peruvian sales tax payments of $6.1 million related to capital expenditures. Year-to-date 2012, we used $203.8 million in investing and financing activities primarily driven by capital expenditures of $175.8 million. This also included dividend payments of $17.2 million, acquisition of investments in junior mining companies of $5.1 million and Peruvian sales tax payments of $9.3 million, partially offset by interest received of $3.5 million.

Capital Expenditures

The following summarizes cash additions(1) to capital assets for the periods indicated:

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
(in $ millions)	2012	2011	2012	2011
Plant and Equipment	14.8	11.0	20.7	17.1
Capital Development	3.7	4.4	7.9	9.6
Capitalized Exploration	0.5	3.3	1.7	6.7
Capitalized Fenix Project	—	3.5	—	7.3
Capitalized Lalor Project	21.0	37.9	60.5	66.9
Capitalized 777 North Expansion	2.1	—	3.7	—
Capitalized Reed Project	6.6	—	6.6	—
Capitalized Constancia Project	57.2	3.9	156.6	4.9
	105.9	64.0	257.7	112.5
Less: capital accruals for the period	(8.6)	(8.8)	(81.9)	(11.7)
Total	97.3	55.2	175.8	100.8

(1)         Excludes non-cash additions such as changes resulting from estimates relating to decommissioning and restoration liabilities and capitalized depreciation.

Our capital expenditures for the three months ended June 30, 2012 were $97.3 million, an increase of $42.1 million, compared to same period in 2011. The increase is primarily due to increased expenditures at our Constancia and Reed projects, partially offset by lower capitalized costs at our Lalor project.

Our capital expenditures for the six months ended June 30, 2012 were $75.0 million higher than the same period in 2011, primarily due to increased capitalized expenditures at our Constancia project. In addition capitalized expenditures increased related to our Reed and Lalor projects, partially offset by reduced sustaining capital expenditures and the sale of our Fenix project in the third quarter of 2011.

Of the $81.9 million year-to-date capital accruals, $59.8 million related to the Peru Community agreements that will be paid over the life of the mine. The second quarter 2012 accrual was reduced by a payment of $7.7 million related to these agreements in the period.

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
(in $ millions)	2012	2011	2012	2011
777 Mine	6.6	5.4	14.0	12.5
Trout Lake Mine	1.0	—	1.1	—
Chisel North Mine	—	0.2	—	0.4
Flin Flon and Snow Lake Concentrators	2.2	0.3	2.2	0.4
Flin Flon and Snow Lake Other	3.4	5.4	6.0	9.4
Zinc Plant	5.7	0.6	6.9	1.1
Other	0.1	4.2	(0.1)	4.8
Sustaining capital expenditures	19.0	16.1	30.1	28.6
Lalor Project	21.0	37.9	60.5	66.9
Fenix Project	—	3.5	—	7.3
Constancia Project	57.2	3.9	156.6	4.9
777 North Expansion	2.1	2.6	3.7	4.6
Back Forty Project	—	—	0.2	0.2
Reed	6.6	—	6.6	—
Growth capital expenditures	86.9	47.9	227.6	83.9
Less: capital accruals for the period	(8.6)	(8.8)	(81.9)	(11.7)
Total	97.3	55.2	175.8	100.8

Liquidity

We have a US$300 million revolving credit facility with a syndicate of banks. As at June 30, 2012, we were in compliance with the covenants required by the facility. Also as at June 30, 2012, we had $64.5 million in outstanding letters of credit collateralized by cash and cash equivalents which would have been classified as restricted cash in the absence of the credit facility. We are arranging a US$600 million, four year credit facility with a syndicate of Canadian and international banks comprising a US$400 million term loan and a US$200 million revolving credit facility that is expected to replace our current revolving credit facility.

As noted above, we have also entered into an agreement with Silver Wheaton whereby we will receive a total of US$750 million in exchange for precious metal streams on the 777 and Constancia mines.

With approximately US$2 billion of capital spending remaining on the Constancia, Lalor and Reed projects as at June 30, 2012, we expect to fund this requirement with a combination of US$710 million in cash on hand as at June 30, 2012, operating cash flow, and the funds received under the stream transaction and credit facility.

Contractual Obligations and Commitments

As at June 30, 2012, we had outstanding capital commitments of approximately $103.8 million primarily related to our Lalor and Reed projects, of which approximately $39.4 million cannot be terminated by Hudbay; and approximately $156.1 million related to our Constancia project, of which approximately $38.5 million cannot be terminated by Hudbay.

Outstanding Share Data

As of August 13, 2012, there were 171,964,620 common shares of Hudbay issued and outstanding. In addition, options for a maximum aggregate of 3,711,000 common shares were outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information, prepared in accordance with IFRS, for each of our eight most recently completed quarters.

	2012		2011				2010
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	($000s)
Revenue	189,858	187,038	254,314	212,335	246,823	177,345	184,607	167,778
(Loss) profit before tax	(725)	24,579	69,813	37,473	67,368	34,371	26,594	22,416
(Loss) profit from continuing operations	(30,440)	7,970	34,286	(16,052)	41,092	15,870	13,694	7,376
Loss from discontinued operations	—	—	—	(25,031)	(212,970)	(783)	(5,826)	(9,119)
(Loss) profit	(30,440)	7,970	34,286	(41,080)	(171,878)	15,087	7,868	(1,743)
(Loss) earnings per share:
Basic	(0.17)	0.05	0.21	(0.23)	(0.97)	0.11	0.07	(0.01)
Diluted	(0.17)	0.05	0.21	(0.23)	(0.97)	0.11	0.07	(0.01)

In the second quarter of 2012 and the second and third quarters of 2011, we recorded a loss compared to profits in the first quarter of 2012 and the first and fourth quarters in 2011. The loss in the second quarter of 2012 was mainly a result of a $31.0 million impairment on our available-for-sale investments in junior mining companies. The loss in the third quarter of 2011 was mainly a result of higher deferred tax expense of $26.9 million arising from changes in Peruvian mining tax rates and an increase in the present value of decommissioning and restoration obligations as well as a loss of $22.5 million on disposal of the

Fenix project. The loss in the second quarter of 2011 was a result of a $212.7 million impairment on the Fenix project which was sold in the third quarter of 2011.

In 2010 our profit was affected by expenditures relating to the Lalor project, as it was in the exploration and evaluation phase; however, effective January 1, 2011, Lalor was considered a development phase project and therefore, the Lalor project costs were capitalized.

Sales in the last three quarters of 2011 benefited from the drawdown of copper concentrate inventory that had accumulated in late 2010 and early 2011 due to a shortage of available railcars that was subsequently resolved. 2011 revenues also benefited from higher copper and zinc prices and significant drawdown of excess copper concentrate inventory.

RISK FACTORS

Set out below are certain of the risk factors applicable to our business and operations. Reference should be made to our Annual Information Form and Form 40-F for further risk factors applicable to our business and operations.

Development of Key Projects

Our ability to develop our key mineral projects, including our Lalor and Constancia projects, is subject to many risks and uncertainties, including: our ability to upgrade mineral resources and conceptual estimates of tonnage and grade of mineral deposits into mineral reserves; completion of feasibility studies; the ability to secure adequate financing to fund such projects; obtaining and maintaining various permits and approvals from governmental authorities; construction risk; securing required surface and other land rights; finding or generating suitable sources of power and water; developing and maintaining good relationships with communities, local government and other stakeholders and interested parties; political and social risk; and confirming the availability and suitability of appropriate local area infrastructure including, in respect of Constancia, the availability of access to the port.

We have negotiated life of mine community agreements with two communities directly affected by the Constancia project to secure required land rights for the project and we have agreed to relocate 36 families prior to project construction. However, any inability to enforce these agreements, successfully relocate such families or maintain good relations with these and other nearby communities and other stakeholders could impair our ability to successfully develop or operate the project. At Lalor, we require permits under Manitoba’s The Environment Act and The Mines and Minerals Act in order to reach full production, expand the tailings facility and operate the concentrator that is planned at the site. While we believe that such permits are forthcoming, it is possible that one or more of such permits may be delayed or not granted, which could prevent us from developing the Lalor project.

In addition, significant amounts of capital will be required to bring each of our Lalor and Constancia projects to production. Our capital and operating costs for such projects may be affected by a variety of factors, including project scope changes, local currency appreciation and general cost escalation common to mining projects globally. We are currently attempting to secure financing for the Constancia project but, given current economic circumstances and other factors, there can be no certainty that such financing will be available on acceptable terms. If such financing is not available, we may not be able to fund the development of one or both of the Constancia and Lalor projects from our existing cash resources and future cash flows.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of and ability to complete a project can be affected by many factors, including: inability to complete construction and related infrastructure in a timely manner; changes in the legal and regulatory environment; general cost escalation; currency fluctuations; industrial disputes; availability of parts, machinery or operators; delays in the delivery of major process plant equipment; inability to obtain, renew or maintain the necessary permits, licenses or approvals; unforeseen natural events; and political, social and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, including contracts in respect of Constancia project infrastructure, and shortages of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no assurance that our development projects will be able to be developed successfully or economically or that they will not be subject to the other risks described in this section.

Political and Social Risks

The implementation of new, or the modification of existing, laws and regulations affecting our operations and other mineral properties could have a material adverse impact on us and our projects. Such laws or events could involve the expropriation of property, implementation of exchange controls and price controls, increases in production royalties and income and mining taxes, refusal to grant or renew required permits, licenses, leases or other approvals or requiring unfavorable amendments to or revoking current permits and licenses, and enacting environmental or other laws that would make contemplated operations uneconomic or impractical. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. In addition, changes in policy that alter laws regulating the mining industry could have a material adverse effect on us.

There can be no assurance that industries which are deemed to be of national or strategic importance in countries in which we have operations or assets will not be nationalized. There also can be no assurance that our assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by a government authority or other body.

In situations where we have acquired mineral rights, we may not be able to secure required surface rights. In addition, in situations where we possess surface rights, our land may be illegally occupied. Any inability to secure required surface rights or take possession of areas for which we hold surface rights could render us unable to carry out planned exploration, development and mining activities.

Notwithstanding the expressed intention of the current national government in Peru to support mining as a driver for the continued growth and future development of the country, other mining projects—like the Conga project in Northern Peru and projects in the Cusco region in Southern Peru—have been the target of initiatives that have delayed and disrupted project development and operations. Such initiatives, as well as political or social unrest or instability, could adversely affect our ability to develop and operate our Constancia project. Such adverse effects could result from positions or actions that may be taken by the national government or at the regional, community or local levels including encroaching on our land, challenging the boundaries of such land or our rights to possess and operate on such land, protesting against our project (including the environmental or social impacts of our project), impeding project activities through roadblocks or other public manifestations and attacking project assets or personnel. During the last several years, certain mining projects in Peru have been the target of political and community protests. By way of example, in late 2011, construction activities at the Conga project in

Northern Peru were suspended at the request of the central government following increasing protests by anti-mining activists led by the regional president. While there have been some initiatives in respect of our Constancia project, including an attempt to restrict access by workers, those initiatives have been limited and have not significantly disrupted the project’s development. There is the risk that more significant opposition may be mounted that may affect our ability to develop and operate our Constancia project.

Community Relations

Hudbay’s relationships and reputation, generally and particularly with the communities in which it operates and other stakeholders, are critical to the future success of our existing operations and the construction and development of our projects, including our Constancia project in Peru. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by those activities. Publicity adverse to us, our operations, or extractive industries generally, including as a result of anti-mining protests in Peru, could have an adverse effect on us and may impact our reputation and relationships with the communities in which we operate, including the communities surrounding the Constancia project, and other stakeholders. For example, while we have entered into life of mine agreements with two local communities directly affected by the Constancia project, there can be no assurance that disputes will not arise with other communities in the area or with the communities with whom we have reached the life of mine agreements. There is the risk that relations with local communities may be strained by real or perceived detrimental effects associated with our activities or those of other mining companies and that those strains may impact our ability to enforce these agreements or obtain necessary permits and approvals to develop and operate our Constancia project. While we are committed to operating in a socially responsible manner, there can be no assurance that our efforts, in this respect, will mitigate this potential risk.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share, detailed operating expenses and co-product cash costs per unit sold are included in this MD&A because we believe that the inclusion of these measures in the MD&A helps an investor to assess performance and that certain investors use these measures to assess our performance. Operating cash flow per share helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding. Detailed operating expenses help an investor to understand the key elements of our cost of sales. Co-product cash costs help investors to assess our overall costs of metal production and compare those costs to those of other base metal producers. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three and six months ended June 30, 2012 and June 30, 2011.

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
($000s except share and per share amounts)	2012	2011	2012	2011
Operating cash flow before change in non-cash working capital	66,138	61,826	108,383	103,689
Weighted average shares outstanding	171,956,835	171,381,834	171,950,593	163,737,799
Operating cash flow per share	$0.38	$0.36	$0.63	$0.63

Co-product cash costs per unit sold

Assuming that all other metals are by products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. We allocate mining and milling costs for our Trout Lake and 777 mines proportionately based on the value of the contained metals at prevailing metals prices. We generally allocate operating overhead expenses and site administrative expenses (in both cases, excluding costs not related to our Manitoba operations) equally between zinc and copper with some further cost allocation to gold. Impairment charges on zinc inventory in a period are deducted from cost of sales in order to better match costs as they are incurred with sales; the deducted charges are added back to cost of sales in future periods when the inventory in question is sold.

Prior to the sale of our Zochem operation in November 2011, we treated zinc oxide production as a by-product of zinc production, so we allocated Zochem’s operating costs to zinc operating expenses, and we deducted zinc oxide revenues from total zinc cash costs. Similarly, we treat silver production as a by-product of gold production. Copper by-products in 2011 include the one-time sale of copper bearing material from the closure of the WPCR. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs unless specific to either zinc or copper processing.

Changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operating results. Significant management judgment is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals.

Three Months Ended June 30, 2012

($000s except as noted)	Copper	Zinc	Gold	Total
Mine operating costs	39,949	56,288	19,943	116,180
Adjustments related to zinc inventory write-downs	—	1,863	—	1,863
Treatment and refining costs(1)	3,890	—	2,347	6,237
	43,839	58,151	22,290	124,280
By-product revenues	(1,285)	(622)	(5,714)	(7,621)
Co-product costs	42,554	57,529	16,576	116,659
Sales volume(2)	28,409	51,187	29,333

Co-product cash costs per unit sold	$1.50	$1.12	$565

(1)                                 Treatment and refining costs are deducted from revenue.

(2)                                 Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Six Months Ended June 30, 2012

(‘000s except as noted)	Copper	Zinc	Gold	Total
Mine operating costs	76,165	117,504	34,964	228,633
Adjustments related to zinc inventory write-downs	—	(1,505)	—	(1,505)
Treatment and refining costs(1)	8,824	—	4,383	13,207
	84,989	115,999	39,347	240,335
By-product revenues	(2,236)	(927)	(11,955)	(15,118)
Co-product costs	82,753	115,072	27,392	225,217
Sales volume(2)	52,481	107,592	48,494

Co-product cash costs per unit sold	$1.58	$1.07	$565

(1)                   Treatment and refining costs are deducted from revenue.

(2)                   Copper and zinc sales volumes are denoted in 000’s pounds, and gold sales volumes are denoted in troy oz.

Three Months Ended June 30, 2011

($000s except as noted)	Copper	Zinc	Gold	Total
Mine operating costs	47,435	64,926	13,703	126,064
Treatment and refining costs(1)	7,685	—	2,548	10,233
	55,120	64,926	16,251	136,297
Zinc oxide and by-product revenues	(4,421)	(8,485)	(8,906)	(21,812)
Co-product costs	50,699	56,441	7,345	114,485
Sales volume(2)	33,880	56,175	27,632

Co-product cash costs per unit sold	$1.50	$1.00	$266

(1)                   Treatment and refining costs are deducted from revenue.

(2)                   Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Six Months Ended June 30, 2011

(‘000s except as noted)	Copper	Zinc	Gold	Total
Mine operating costs	72,273	128,746	19,916	220,935
Treatment and refining costs(1)	12,054	—	3,601	15,655
	84,327	128,746	23,517	236,590
Zinc oxide and by-product revenues	(18,293)	(17,371)	(13,047)	(48,711)
Co-product costs	66,034	111,375	10,470	187,879
Sales volume(2)	52,480	111,022	40,582

Co-product cash costs per unit sold	$1.26	$1.00	$258

(1)                   Treatment and refining costs are deducted from revenue.

(2)                   Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Co-product costs per unit sold in the second quarter of 2012, were $1.50 per pound of copper, $565 per ounce of gold and $1.12 per pound of zinc. For the year-to-date co-product costs per unit sold were $1.58 per pound of copper, $565 per ounce of gold and $1.07 per pound of zinc. Costs in the second quarter of 2012 were higher than in the same period in 2011, partially due to higher pension and wage costs in 2012. In addition, costs in 2011 benefited from significant copper and gold by-product credits from the sale of miscellaneous copper bearing material. Gold costs were also higher as a result of higher cost allocation to gold due to higher prices relative to copper and zinc and proportionately lower silver credits. Zinc costs were impacted by lower volumes due to planned zinc plant maintenance shutdown, limited purchased concentrate availability, and higher Chisel North costs. Both costs and by-product credits for zinc were lower as a result of disposition of the Zochem zinc oxide operations.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards adopted in 2012

For information on our adoption of new accounting standards, refer to note 3 of our June 30, 2012 consolidated interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our June 30, 2012 consolidated interim financial statements.

Estimates and judgments

For information on significant areas requiring us to make estimates and judgments, refer to note 2 of our June 30, 2012 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

During the first quarter of 2012, our Corporate office began using a new enterprise resource planning (“ERP”) information system that we previously implemented at our Manitoba business unit during the second quarter of 2011. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to support ICFR during and after the implementation.

We did not make any other changes to ICFR during the quarter ended June 30, 2012 that materially affected or are reasonably likely to materially affect our ICFR.